Exhibit 99.2

Certain Financial and Business Information Relating to JD Logistics, Inc.

Reference is made to the announcement made by JD.com, Inc. (the “Company”) on February 16, 2021, in which the Company announced its intention to spin-off JD Logistics, Inc. (“JD Logistics”), a consolidated subsidiary of the Company, by way of a separate listing of the ordinary shares of JD Logistics on the Main Board of the Hong Kong Stock Exchange pursuant to Practice Note 15 of the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange (the “Proposed Separate Listing of JD Logistics”). A copy of the announcement is contained in Exhibit 99.1 to the Company’s current report on Form 6-K furnished with the SEC on February 16, 2021.

On May 13, 2021, in connection with the Proposed Separate Listing of JD Logistics, JD Logistics submitted a post hearing information pack (the “May 13 PHIP”) to the Hong Kong Stock Exchange, which contains certain financial and business information relating to JD Logistics for the three months ended March 31, 2021 as set forth below. The financial data relating to JD Logistics set forth below have been prepared in accordance with International Financial Reporting Standards and should be read in conjunction with the disclosure in the Company’s annual report on Form 20-F for the year ended December 31, 2020. The May 13 PHIP is available for viewing and downloading from the Hong Kong Stock Exchange’s website at www.hkexnews.hk.

Certain Financial and Business Information Relating to JD Logistics

During the three months ended March 31, 2021, JD Logistics recorded a revenue of RMB22.4 billion, up 64.1% from the same period in 2020, gross profit of RMB230.7 million, down 72.7% from the same period in 2020, and a total sum of selling and marketing expense, research and development expense, and general and administrative expense of RMB2.2 billion. The cost of revenue and operating expenses of JD Logistics for the three months ended March 31, 2021 include share-based payments of RMB0.4 billion. The gross profit margin of JD Logistics for the three months ended March 31, 2021 was materially lower than that of the same period in 2020, primarily due to (a) COVID-19 related impacts in 2020, and (b) in the second half of 2020, (i) a significant increase in the number of the employees of JD Logistics involved in operations from approximately 170,000 as of March 31, 2020 to approximately 260,000 as of March 31, 2021 and (ii) the efforts made by JD Logistics in enhancing and expanding its logistics networks, including increases in warehouse space, line-haul routes, and other logistics infrastructure. Given JD Logistics’s focus on business growth and market share expansion over profitability in the near-to-medium term, JD Logistics expects there will be fluctuations in its profitability over shorter periods, such as the fluctuation that was witnessed in the three months ended March 31, 2021, which can be further compounded by seasonality factors.

Cautionary Statement

The Proposed Separate Listing of JD Logistics is subject to, among other things, the obtaining of an approval from the Listing Committee of the Hong Kong Stock Exchange for listing of, and permission to deal in, the ordinary shares of JD Logistics, and the final decisions of the board of directors of the Company and of the board of directors of JD Logistics. Shareholders and potential investors of the Company should be aware that there is no assurance that the Proposed Separate Listing of JD Logistics will take place or as to when it may take place. Shareholders and potential investors of the Company should therefore exercise caution when dealing in or investing in the securities of the Company.